UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Data I/O Corporation

(Exact Name of Registrant as Specified in Charter)

Washington	0-10394	91-0864123
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

6645 185th Ave. NE, Suite 100, Redmond, WA	98052
(Address of Principal Executive Offices)	(Zip Code)

Joel Hatlen	(425) 881-6444
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

Data I/O Corporation evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain one or more necessary conflict minerals consisting of: tin, tungsten, tantalum and/or gold (3TG).  Our reasonable country of origin inquiry surveys of our suppliers determined that we are unable to determine the country of origin of the 3TG contained in our products, and as a result we have filed a Conflict Minerals Report.

Conflict Minerals Report

A copy of Data I/O Corporation's Form SD including our Conflict Minerals Report is publicly available at:

https://dataio.com/Company/Investor-Relations/Financial-Reports/2022-Financial-Reports

Item 1.01 Exhibit

A copy of Data I/O Corporation's Conflict Minerals Report is provided as Exhibit 1.01

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 — Conflict Minerals Report as required by Item 1.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Data I/O Corporation

(Registrant)

/s/ Joel S. Hatlen

By Joel S. Hatlen, Vice President & Chief Financial Officer

May 22, 2023

Exhibit 1.01

 Data I/O Corporation’s Conflict Minerals Report

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Data I/O Corporation (“Data I/O,” the “Company,” “we,” “us,” or “our”) and subsidiaries for calendar year 2022 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”).  Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Company and Manufacturing Overview

Data I/O Corporation and its subsidiaries manufacture or contract to manufacture electronic equipment used primarily in our customer’s production process for semiconductor programming and handling.  We had approximately $24.28 million in revenue in 2022, with 95 employees at the end of 2022.  Our manufacturing takes place in Redmond, Washington, USA; Shanghai, China; and minor amounts in Gräfelfing, Germany.  Our manufacturing primarily consists of final assembly of purchased parts and subassemblies.  We contract for the manufacture of certain subassemblies, boards and adapters.

Assessment of Products

We assessed our products to determine if they contained necessary conflict minerals.  We determined our software products did not contain conflict minerals.  Our equipment products (SentriX®, PSV7000, PSV5000, PSV3000, PSV2800, ProLine RoadRunner, RoadRunner3, FlashPAK III, Lumen®X programmers, FlashCORE programmers, and related options for media handling, vision, laser marking, and adapters) all include one or more necessary conflict minerals.

Process

An internal team sponsored by our Vice President - Chief Operating & Financial Officer and driven by our internal supply chain and administrative personnel from each of our USA, China and German offices works to gather the information to prepare our Conflict Mineral Report.

We reviewed our conflict mineral policy and the use of a due diligence framework.  We developed a supplier contact and survey process and reviewed supply chain risk and mitigation.  We maintain a documentation management information system and records retention to comply with the conflict mineral reporting requirements. Steps are described in more detail below.

Conflict Minerals Policy

Data I/O is committed to working with our global supply chain to achieve greater transparency in our supply chain.  Our goal is to source responsibly to manufacture products that do not contain Conflict Minerals that support armed conflict in any of the Covered Countries.  As a result, we have established a conflict minerals compliance program that is designed to follow the framework established by the OECD (Organization for Economic Co-operation and Development) in all material respects.  As part of that program, we expect that our suppliers conduct conflict minerals due diligence through their supply chains and report their results to us.

Due Diligence Framework

In conducting our due diligence, we implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence frame work, including the related supplements on gold, tin, tantalum and tungsten.

As an electronics manufacturer, Data I/O’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers.  As a company in the semiconductor programming equipment business, Data I/O is several levels removed from the smelter or actual mining of conflict minerals.  Data I/O does not make direct purchases of raw ore or unrefined conflict minerals from smelters or metal traders, or purchases from the Covered Countries.  We depend entirely on our multi-tiered supply chain to provide conflict mineral sourcing information.

Data I/O’s Due Diligence

-

Assessed our products as to whether they contained conflict minerals and if so, that the conflict minerals were necessary to the function of the products.  All of our equipment products contain one or more necessary conflict minerals.

-

Contacted our suppliers with potential conflict mineral content and interviewed or surveyed them regarding their conflict mineral sourcing as well as reviewing their supply-chain for items including conflict minerals. This involved educating them on the annual SEC reporting requirements and our due diligence expectations.

Reasonable country of origin inquiry and due diligence by conducting a supply-chain survey with direct suppliers of materials potentially containing conflict minerals using updated EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners. Our production supplier list had 10 that we determined had no conflict mineral metals.  We requested surveys from a total of 53.  We received completed surveys from 46;  letters of inapplicability from 5; and no response from 2 despite follow-ups. This included follow up on identified discrepancies of reported smelter information and no responses to our survey request. We experienced much improved levels of survey compliance and higher follow up items resolved, which we attributed in part to supply chain  recovery from COVID-19 issues. We followed up on incomplete surveys to attempt to complete missing information.

-

Consolidating the survey information and comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the RMI’s Responsible Minerals Assurance Process (RMAP) program for tantalum, tin, tungsten and gold. Significant variation in the names used by suppliers and  missing data in certain surveys of smelter listings from our suppliers impacted our ability to have clarity on the identity of the actual smelter sourced by our supply chain in some instances.

Data I/O does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain the 3TG. We rely upon the industry (for example, EICC and CFSI) and larger entities’ efforts to influence smelters and refineries to get audited and certified through CFSI’s CFS program.

Certain suppliers were able to identify specifically the smelters or refiners of Conflict Minerals that went into parts supplied to us.  We typically were not able to receive tailored information relative to the parts we purchased but received generically all possible smelter information for our supplier’s entire supply chain. These responses included the names of smelters or refiners listed in the table below.  We reviewed the facilities as to being on the CFSI list of smelters and refiners.   We were not able to verify that all of the smelters or refiners named were certified Conflict-Free by CSFI, sometimes due to differences in names used by smelters or refiners.

With the exception of the responding suppliers described above, we are therefore unable to identify any of the other smelters or refiners actually in our supply chain.

Our identified smelter, facility country and metal table is provided at the bottom of this report.

Conflict Mineral Reporting Conclusion

After exercising the due diligence described above, the Company was unable to determine whether or not its products contain conflict minerals: (1) from recycled or scrap sources as defined in the Conflict Minerals Rule, (2) that did not originate in the Covered Countries, or (3) that did not directly or indirectly finance or benefit armed groups, as defined in the Conflict Minerals Rule, in the Covered Countries.

Our conclusion was due to a lack of information from our suppliers, regarding sourcing of parts and metals with conflict mineral content, required to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

Independent Audit

Pursuant to SEC guidance, this Conflict Mineral Report is not audited as none of the Company’s products have been found to be “DRC conflict free”.

Current and Future Steps

We continue to encourage and follow up with existing and new suppliers on completing and expanding surveys and working with their supply chains to identify the sourcing of conflict minerals.  For the purpose of the required Reasonable Country of Origin Inquiry (RCOI) and additional due diligence, we continued to receive supply chain responses through May 11, 2023.  We started our process earlier and did earlier reminders and follow ups on surveys, as well as follow ups for incomplete data, which improved our results.  In future compliance periods, we intend to take additional steps to further improve the information gathered in our due diligence in order to further determine sourcing, and mitigate the risk that the necessary conflict minerals benefit armed groups in the covered countries.  The current and future steps include:

-

Increase the response rate and completeness of suppliers’ smelters surveys, especially with the supply-chain of suppliers to our suppliers. Continue to make the Conflict Minerals supplier survey part of initial qualification of new vendors.

-

Perform further follow-up on survey response’s information discrepancies, missing data,  or refinement for our purchases. (Limited progress in getting refined smelter information or specific smelters related to Data I/O purchases information in 2022.)

-

Encourage and negotiate with suppliers to responsibly source items containing conflict minerals and provide transparency with their supply-chain as to conflict mineral sourcing. (We continue to have weak negotiating leverage regarding obtaining smelter information from our from our suppliers, due to our size and volume of purchasing, and the volume of suppliers not individually subject to reporting to the SEC, resulted in limited transparency improvements in 2022.)

Starting the survey follow up and cut off process earlier to provide more reconciliation and investigation time as well as avoiding some of this year’s problems related to inaccessibility to some supply chain members due to Covid-19 restrictions. Performing additional screenings of, and with, suppliers to better determine the applicability of supplying of items containing conflict minerals as part of goods purchased from them during the year.

We expect the Company and our suppliers whose products contain conflict minerals to responsibly source and provide information as to the source of conflict minerals, as well as expecting their sub tier suppliers to do the same.  We expect that conflict mineral RCOI processes and systems are designed consistent with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict- Affected and High Risk-Areas.  If we determine that any supplier is sourcing DRC conflict minerals that benefit armed groups, then we expect the supplier to commit to plan and take corrective action to move to a conflict free source.  If suitable action is not taken, we expect to look to alternative sources for the product.  Our goal is not to ban procurement of minerals from the DRC and adjoining countries, but to assure procurement from responsible sources in the region.  If we determine that any of the components of our products contain minerals from a mine, smelter or facility that is “non-conflict free”, we expect to work towards transitioning to products that are “conflict free”.  Our ability to do so is dependent on the criticality of the specific part and the availability of alternative suppliers.

Identified Smelter, Facility Country and Metal Table

Smelter Name	Country	Metal

8853 S.p.A.	BELGIUM	Gold
8853 S.p.A.	CANADA	Gold
8853 S.p.A.	CHINA	Gold
8853 S.p.A.	GERMANY	Gold
8853 S.p.A.	GHANA	Gold
8853 S.p.A.	INDONESIA	Gold
8853 S.p.A.	JAPAN	Gold
8853 S.p.A.	RUSSIAN FEDERATION	Gold
8853 S.p.A.	SWITZERLAND	Gold
8853 S.p.A.	TAIWAN, PROVINCE OF CHINA	Gold
8853 S.p.A.	UGANDA	Gold
8853 S.p.A.	UNITED STATES OF AMERICA	Gold
8853 S.p.A.	ZIMBABWE	Gold
ABC Refinery Pty Ltd.	GERMANY	Gold
ABC Refinery Pty Ltd.	UZBEKISTAN	Gold
Abington Reldan Metals, LLC	JAPAN	Gold
Abington Reldan Metals, LLC	KAZAKHSTAN	Gold
Abington Reldan Metals, LLC	KOREA, REPUBLIC OF	Gold
Abington Reldan Metals, LLC	RUSSIAN FEDERATION	Gold
Abington Reldan Metals, LLC	SAUDI ARABIA	Gold
Abington Reldan Metals, LLC	SOUTH AFRICA	Gold
Abington Reldan Metals, LLC	SWITZERLAND	Gold
Abington Reldan Metals, LLC	TAIWAN, PROVINCE OF CHINA	Gold
Abington Reldan Metals, LLC	TURKEY	Gold
Abington Reldan Metals, LLC	UNITED STATES OF AMERICA	Gold
Advanced Chemical Company	BELGIUM	Gold
Advanced Chemical Company	CANADA	Gold
Advanced Chemical Company	CHINA	Gold
Advanced Chemical Company	GERMANY	Gold
Advanced Chemical Company	INDIA	Gold
Advanced Chemical Company	ITALY	Gold
Advanced Chemical Company	JAPAN	Gold
Advanced Chemical Company	KAZAKHSTAN	Gold
Advanced Chemical Company	KOREA, REPUBLIC OF	Gold
Advanced Chemical Company	NETHERLANDS	Gold
Advanced Chemical Company	UNITED ARAB EMIRATES	Gold
Advanced Chemical Company	UNITED STATES OF AMERICA	Gold
Advanced Chemical Company	UZBEKISTAN	Gold
African Gold Refinery	CHINA	Gold
African Gold Refinery	GERMANY	Gold
African Gold Refinery	JAPAN	Gold
African Gold Refinery	TURKEY	Gold
African Gold Refinery	UNITED STATES OF AMERICA	Gold
Agosi AG	CHINA	Gold
Agosi AG	INDIA	Gold
Agosi AG	JAPAN	Gold
Agosi AG	KOREA, REPUBLIC OF	Gold
Agosi AG	LITHUANIA	Gold
Agosi AG	SPAIN	Gold
Agosi AG	SWEDEN	Gold
Agosi AG	UNITED STATES OF AMERICA	Gold
AGR (Perth Mint Australia)	ITALY	Gold
AGR Mathey	FRANCE	Gold
Aida Chemical Industries Co., Ltd.	CANADA	Gold
Aida Chemical Industries Co., Ltd.	CHINA	Gold
Aida Chemical Industries Co., Ltd.	COLOMBIA	Gold
Aida Chemical Industries Co., Ltd.	GERMANY	Gold
Aida Chemical Industries Co., Ltd.	KOREA, REPUBLIC OF	Gold
Aida Chemical Industries Co., Ltd.	MEXICO	Gold
Aida Chemical Industries Co., Ltd.	PHILIPPINES	Gold
Aida Chemical Industries Co., Ltd.	SINGAPORE	Gold
Aida Chemical Industries Co., Ltd.	SWITZERLAND	Gold
Aida Chemical Industries Co., Ltd.	UNITED ARAB EMIRATES	Gold
Aida Chemical Industries Co., Ltd.	UNITED STATES OF AMERICA	Gold
Al Etihad Gold LLC	CHILE	Gold
Al Etihad Gold LLC	KOREA, REPUBLIC OF	Gold
Al Etihad Gold Refinery DMCC	AUSTRALIA	Gold
Al Etihad Gold Refinery DMCC	CHINA	Gold
Al Etihad Gold Refinery DMCC	CZECHIA	Gold
Al Etihad Gold Refinery DMCC	INDIA	Gold
Al Etihad Gold Refinery DMCC	ITALY	Gold
Al Etihad Gold Refinery DMCC	NEW ZEALAND	Gold
Al Etihad Gold Refinery DMCC	RUSSIAN FEDERATION	Gold
Al Etihad Gold Refinery DMCC	SOUTH AFRICA	Gold
Al Etihad Gold Refinery DMCC	THAILAND	Gold
Al Etihad Gold Refinery DMCC	UNITED STATES OF AMERICA	Gold
Al Ghaith Gold	MAURITANIA	Gold
Albino Mountinho Lda.	UNITED STATES OF AMERICA	Gold
Alexy Metals	AUSTRIA	Gold
Alexy Metals	GERMANY	Gold
Alexy Metals	INDIA	Gold
Alexy Metals	ITALY	Gold
Alexy Metals	KOREA, REPUBLIC OF	Gold
Alexy Metals	SUDAN	Gold
Alexy Metals	UNITED ARAB EMIRATES	Gold
Alexy Metals	UNITED STATES OF AMERICA	Gold
Allgemeine Gold-und Silberscheideanstalt A.G.	COLOMBIA	Gold
Allgemeine Gold-und Silberscheideanstalt A.G.	INDIA	Gold
Allgemeine Gold-und Silberscheideanstalt A.G.	MALAYSIA	Gold
Allgemeine Gold-und Silberscheideanstalt A.G.	NORWAY	Gold
Allgemeine Gold-und Silberscheideanstalt A.G.	RUSSIAN FEDERATION	Gold
Allgemeine Gold-und Silberscheideanstalt A.G.	TAIWAN, PROVINCE OF CHINA	Gold
Allgemeine Gold-und Silberscheideanstalt A.G.	UNITED STATES OF AMERICA	Gold
Almalyk Mining and Metallurgical Complex (AMMC)	CHINA	Gold
AngloGold Ashanti Corrego do Sitio Mineracao	Brazil	Gold
AngloGold Ashanti Corrego do Sitio Mineracao	Turkey	Gold
Anhui Tongling Nonferrous Metal Mining Co., Ltd.	China	Gold
Argor-Heraeus S.A.	China	Gold
Argor-Heraeus S.A.	Japan	Gold
Argor-Heraeus S.A.	Korea, Republic Of	Gold
Argor-Heraeus S.A.	Russian Federation	Gold
Argor-Heraeus S.A.	SWITZERLAND	Gold
Argor-Heraeus S.A.	United States Of America	Gold
ARY Aurum Plus	Japan	Gold
Asahi Pretec Corp.	Korea, Republic Of	Gold
Asahi Pretec Corp.	Kyrgyzstan	Gold
Asahi Pretec Corp.	Mexico	Gold
Asahi Pretec Corp.	Switzerland	Gold
Asahi Refining Canada Ltd.	China	Gold
Asahi Refining Canada Ltd.	Russian Federation	Gold
Asahi Refining USA Inc.	China	Gold
Asahi Refining USA Inc.	Japan	Gold
Asahi Refining USA Inc.	Korea, Republic Of	Gold
Asahi Refining USA Inc.	Poland	Gold
Asahi Refining USA Inc.	Switzerland	Gold
Asaka Riken Co., Ltd.	Andorra	Gold
Asaka Riken Co., Ltd.	China	Gold
Asaka Riken Co., Ltd.	Germany	Gold
Asaka Riken Co., Ltd.	JAPAN	Gold
Asaka Riken Co., Ltd.	Portugal	Gold
Asaka Riken Co., Ltd.	United States Of America	Gold
AU Traders and Refiners	Australia	Gold
AU Traders and Refiners	India	Gold
AU Traders and Refiners	Japan	Gold
AU Traders and Refiners	United Arab Emirates	Gold
Aurubis AG	Belgium	Gold
Aurubis AG	China	Gold
Aurubis AG	Colombia	Gold
Aurubis AG	France	Gold
Aurubis AG	INDIA	Gold
Bangalore Refinery	JAPAN	Gold
Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	JAPAN	Gold
Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	UNITED STATES OF AMERICA	Gold
Boliden AB	CHINA	Gold
Boliden AB	INDIA	Gold
Boliden AB	RUSSIAN FEDERATION	Gold
C. Hafner GmbH + Co. KG	CHINA	Gold
C. Hafner GmbH + Co. KG	INDIA	Gold
C. Hafner GmbH + Co. KG	JAPAN	Gold
CCR Refinery - Glencore Canada Corporation	CHINA	Gold
CCR Refinery - Glencore Canada Corporation	JAPAN	Gold
Cendres + Metaux S.A.	JAPAN	Gold
CGR Metalloys Pvt Ltd.	JAPAN	Gold
Chugai Mining	GERMANY	Gold
Chugai Mining	INDIA	Gold
Chugai Mining	KOREA, REPUBLIC OF	Gold
Daye Non-Ferrous Metals Mining Ltd.	UNITED ARAB EMIRATES	Gold
DEGUSSA	CHINA	Gold
Degussa Sonne / Mond Goldhandel GmbH	CHINA	Gold
Degussa Sonne / Mond Goldhandel GmbH	INDIA	Gold
Degussa Sonne / Mond Goldhandel GmbH	ITALY	Gold
Degussa Sonne / Mond Goldhandel GmbH	JAPAN	Gold
Degussa Sonne / Mond Goldhandel GmbH	UNITED ARAB EMIRATES	Gold
DODUCO Contacts and Refining GmbH	Australia	Gold
DODUCO Contacts and Refining GmbH	CHINA	Gold
Dosung metal	JAPAN	Gold
Dowa	RUSSIAN FEDERATION	Gold
Dowa Metals & Mining Co. Ltd	CHINA	Gold
DS PRETECH Co., Ltd.	INDIA	Gold
DSC (Do Sung Corporation)	Brazil	Gold
DSC (Do Sung Corporation)	Zambia	Gold
Eco-System Recycling Co., Ltd. North Plant	China	Gold
GGC Gujrat Gold Centre Pvt. Ltd.	India	Gold
Gold Coast Refinery	JAPAN	Gold
Guangdong Jinding Gold Limited	CHINA	Gold
Hangzhou Fuchunjiang Smelting Co., Ltd.	CHINA	Gold
Industrial Refining Company	CHINA	Gold
International Precious Metal Refiners	RUSSIAN FEDERATION	Gold
Ishifuku Metal Industry Co., Ltd.	SPAIN	Gold
Istanbul Gold Refinery	THAILAND	Gold
Jiangxi Copper Co., Ltd.	Andorra	Gold
JSC Uralelectromed	China	Gold
JSC Uralelectromed	Czechia	Gold
Kaloti Precious Metals	Korea, Republic Of	Gold
Kyrgyzaltyn JSC	CZECHIA	Gold
Lingbao Gold Co., Ltd.	INDIA	Gold
Sabin Metal Corp.	CHINA	Gold
SOE Shyolkovsky Factory of Secondary Precious Metals	KOREA, REPUBLIC OF	Gold
Torecom	South Africa	Gold
5D Production OU	Brazil	Tantalum
AMG Brasil	Brazil	Tantalum
AMG Brasil	China	Tantalum
AMG Brasil	India	Tantalum
ANHUI HERRMAN IMPEX CO.	Japan	Tantalum
Asaka Riken Co., Ltd.	China	Tantalum
Asaka Riken Co., Ltd.	Estonia	Tantalum
Asaka Riken Co., Ltd.	United States Of America	Tantalum
Changsha South Tantalum Niobium Co., Ltd.	China	Tantalum
Changsha South Tantalum Niobium Co., Ltd.	Germany	Tantalum
Changsha South Tantalum Niobium Co., Ltd.	Japan	Tantalum
Changsha South Tantalum Niobium Co., Ltd.	Kazakhstan	Tantalum
Changsha South Tantalum Niobium Co., Ltd.	Mexico	Tantalum
Changsha South Tantalum Niobium Co., Ltd.	Russian Federation	Tantalum
Changsha South Tantalum Niobium Co., Ltd.	Thailand	Tantalum
Changsha South Tantalum Niobium Co., Ltd.	United States Of America	Tantalum
Changsha Southern	Japan	Tantalum
Changsha Southern	United States Of America	Tantalum
CP Metals Inc.	Brazil	Tantalum
D Block Metals, LLC	China	Tantalum
D Block Metals, LLC	Estonia	Tantalum
D Block Metals, LLC	GERMANY	Tantalum
D Block Metals, LLC	UNITED STATES OF AMERICA	Tantalum
F&X Electro-Materials Ltd.	BRAZIL	Tantalum
FIR Metals & Resource Ltd.	CHINA	Tantalum
FIR Metals & Resource Ltd.	RUSSIAN FEDERATION	Tantalum
FIR Metals & Resource Ltd.	THAILAND	Tantalum
Global Advanced Metals Aizu	BRAZIL	Tantalum
Global Advanced Metals Boyertown	India	Tantalum
Global Advanced Metals Boyertown	MACEDONIA, REPUBLIC OF	Tantalum
Global Advanced Metals Boyertown	United States	Tantalum
H.C. Starck Hermsdorf GmbH	Estonia	Tantalum
H.C. Starck Hermsdorf GmbH	Japan	Tantalum
H.C. Starck Inc.	CHINA	Tantalum
Jiujiang Nonferrous Metals Smelting Company Limited	Japan	Tantalum
Jiujiang Tanbre Co., Ltd.	Mexico	Tantalum
Jiujiang Tanbre Co., Ltd.	Thailand	Tantalum
Metallurgical Products India Pvt., Ltd.	JAPAN	Tantalum
Mitsui Mining and Smelting Co., Ltd.	UNITED STATES OF AMERICA	Tantalum
TANIOBIS Japan Co., Ltd.	CHINA	Tantalum
XIMEI RESOURCES (GUANGDONG) LIMITED	Estonia	Tantalum
Alpha	BELGIUM	Tin
Alpha	BOLIVIA (PLURINATIONAL STATE OF)	Tin
Alpha	BRAZIL	Tin
Alpha	CHINA	Tin
Alpha	INDONESIA	Tin
Alpha	JAPAN	Tin
Alpha	PERU	Tin
Alpha	THAILAND	Tin
Alpha	UNITED STATES OF AMERICA	Tin
Alpha Metals	INDONESIA	Tin
Alpha Metals Korea Ltd.	INDONESIA	Tin
An Vinh Joint Stock Mineral Processing Company	CHINA	Tin
An Vinh Joint Stock Mineral Processing Company	INDONESIA	Tin
An Vinh Joint Stock Mineral Processing Company	POLAND	Tin
An Vinh Joint Stock Mineral Processing Company	TAIWAN, PROVINCE OF CHINA	Tin
Brand RBT	CHINA	Tin
Brand RBT	INDONESIA	Tin
Brand RBT	SPAIN	Tin
Chengfeng Metals Co Pte Ltd	CHINA	Tin
Chengfeng Metals Co Pte Ltd	PHILIPPINES	Tin
Chenzhou Yun Xiang mining limited liability company	BRAZIL	Tin
Chenzhou Yun Xiang mining limited liability company	VIETNAM	Tin
Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	CHINA	Tin
Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	INDIA	Tin
Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	INDONESIA	Tin
Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	JAPAN	Tin
Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	MYANMAR	Tin
Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	RUSSIAN FEDERATION	Tin
Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	RWANDA	Tin
Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	THAILAND	Tin
Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	VIETNAM	Tin
Chifeng Dajingzi Tin Industry Co., Ltd.	BRAZIL	Tin
Chifeng Dajingzi Tin Industry Co., Ltd.	CHINA	Tin
Chifeng Dajingzi Tin Industry Co., Ltd.	INDONESIA	Tin
Chifeng Dajingzi Tin Industry Co., Ltd.	POLAND	Tin
Chifeng Dajingzi Tin Industry Co., Ltd.	SPAIN	Tin
Chifeng Dajingzi Tin Industry Co., Ltd.	UNITED STATES OF AMERICA	Tin
Chifeng Dajingzi Tin Industry Co., Ltd.	VIETNAM	Tin
China Tin Group Co., Ltd.	Belgium	Tin
China Tin Group Co., Ltd.	Bolivia (Plurinational State Of)	Tin
China Tin Group Co., Ltd.	CHINA	Tin
CNMC (Guangxi) PGMA Co., Ltd.	Brazil	Tin
Cookson	Poland	Tin
CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	Brazil	Tin
CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	China	Tin
CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	Russian Federation	Tin
CRM Fundicao De Metais E Comercio De Equipamentos Eletronicos Do Brasil Ltda	United States Of America	Tin
CRM Synergies	Indonesia	Tin
CV Ayi Jaya	Thailand	Tin
CV Tiga Sekawan	China	Tin
CV United Smelting	China	Tin
CV Venus Inti Perkasa	Philippines	Tin
CV Venus Inti Perkasa	Vietnam	Tin
Dongguan CiEXPO Environmental Engineering Co., Ltd.	Indonesia	Tin
Dowa	Brazil	Tin
Dowa	India	Tin
Dowa	Indonesia	Tin
Dowa	Spain	Tin
Dowa	UNITED STATES OF AMERICA	Tin
Dowa	VIETNAM	Tin
Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	MALAYSIA	Tin
Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	UNITED STATES OF AMERICA	Tin
EM Vinto	MYANMAR	Tin
EM Vinto	THAILAND	Tin
Fabrica Auricchio Industria e Comercio Ltda.	PERU	Tin
Fenix Metals	BELGIUM	Tin
Fenix Metals	CHINA	Tin
Gejiu City Fuxiang Industry and Trade Co., Ltd.	CHINA	Tin
Gejiu City Fuxiang Industry and Trade Co., Ltd.	UNITED STATES OF AMERICA	Tin
Gejiu Fengming Metallurgy Chemical Plant	BRAZIL	Tin
Gejiu Kai Meng Industry and Trade LLC	BRAZIL	Tin
Gejiu Kai Meng Industry and Trade LLC	CHINA	Tin
Gejiu Kai Meng Industry and Trade LLC	Indonesia	Tin
Gejiu Kai Meng Industry and Trade LLC	MALAYSIA	Tin
Gejiu Kai Meng Industry and Trade LLC	RWANDA	Tin
Gejiu Kai Meng Industry and Trade LLC	VIETNAM	Tin
Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	Malaysia	Tin
Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	United States Of America	Tin
HuiChang Hill Tin Industry Co., Ltd.	JAPAN	Tin
Ma'anshan Weitai Tin Co., Ltd.	MALAYSIA	Tin
Metallo Belgium N.V.	Belgium	Tin
Mineracao Taboca S.A.	Indonesia	Tin
Mineracao Taboca S.A.	Spain	Tin
Nghe Tinh Non-Ferrous Metals Joint Stock Company	CHINA	Tin
Nghe Tinh Non-Ferrous Metals Joint Stock Company	UNITED STATES OF AMERICA	Tin
Pan Light Corporation	INDONESIA	Tin
Precious Minerals and Smelting Limited	BELGIUM	Tin
Precious Minerals and Smelting Limited	INDONESIA	Tin
PT Aries Kencana Sejahtera	INDONESIA	Tin
PT Timah (Persero) Tbk Kundur	INDONESIA	Tin
Thaisarco	Indonesia	Tin
Tin Technology & Refining	Rwanda	Tin
Tuyen Quang Non-Ferrous Metals Joint Stock Company	Thailand	Tin
A.L.M.T. Corp.	Austria	Tungsten
A.L.M.T. Corp.	CHINA	Tungsten
A.L.M.T. Corp.	Japan	Tungsten
A.L.M.T. Corp.	United States Of America	Tungsten
ACL Metais Eireli	Brazil	Tungsten
ACL Metais Eireli	China	Tungsten
ACL Metais Eireli	Germany	Tungsten
ACL Metais Eireli	Philippines	Tungsten
ACL Metais Eireli	Russian Federation	Tungsten
ACL Metais Eireli	United States Of America	Tungsten
ACL Metais Eireli	Vietnam	Tungsten
Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	Brazil	Tungsten
Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	China	Tungsten
Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	Russian Federation	Tungsten
Albasteel Industria e Comercio de Ligas Para Fundicao Ltd.	Taiwan, Province Of China	Tungsten
Artek LLC	BRAZIL	Tungsten
Artek LLC	JAPAN	Tungsten
Artek LLC	Korea, Republic Of	Tungsten
Artek LLC	RUSSIAN FEDERATION	Tungsten
Artek LLC	VIETNAM	Tungsten
Asia Tungsten Products Vietnam Ltd.	BRAZIL	Tungsten
Chenzhou Diamond Tungsten Products Co., Ltd.	CHINA	Tungsten
Chenzhou Diamond Tungsten Products Co., Ltd.	KOREA, REPUBLIC OF	Tungsten
Chenzhou Diamond Tungsten Products Co., Ltd.	RUSSIAN FEDERATION	Tungsten
Chenzhou Diamond Tungsten Products Co., Ltd.	TAIWAN, PROVINCE OF CHINA	Tungsten
Chenzhou Diamond Tungsten Products Co., Ltd.	UNITED STATES OF AMERICA	Tungsten
Chenzhou Diamond Tungsten Products Co., Ltd.	VIETNAM	Tungsten
China Molybdenum Co., Ltd.	AUSTRIA	Tungsten
China Molybdenum Co., Ltd.	CHINA	Tungsten
China Molybdenum Co., Ltd.	PHILIPPINES	Tungsten
China Molybdenum Co., Ltd.	RUSSIAN FEDERATION	Tungsten
China Molybdenum Tungsten Co., Ltd.	GERMANY	Tungsten
Chongyi Zhangyuan Tungsten Co., Ltd.	JAPAN	Tungsten
Chongyi Zhangyuan Tungsten Co., Ltd.	RUSSIAN FEDERATION	Tungsten
Chongyi Zhangyuan Tungsten Co., Ltd.	VIETNAM	Tungsten
CNMC (Guangxi) PGMA Co., Ltd.	CHINA	Tungsten
CNMC (Guangxi) PGMA Co., Ltd.	RUSSIAN FEDERATION	Tungsten
CP Metals Inc.	China	Tungsten
Cronimet Brasil Ltda	KOREA, REPUBLIC OF	Tungsten
Cronimet Brasil Ltda	RUSSIAN FEDERATION	Tungsten
Cronimet Brasil Ltda	TAIWAN, PROVINCE OF CHINA	Tungsten
Fujian Ganmin RareMetal Co., Ltd.	China	Tungsten
Fujian Ganmin RareMetal Co., Ltd.	Japan	Tungsten
Fujian Ganmin RareMetal Co., Ltd.	RUSSIAN FEDERATION	Tungsten
Fujian Ganmin RareMetal Co., Ltd.	United States Of America	Tungsten
Ganzhou Haichuang Tungsten Co., Ltd.	Taiwan, Province Of China	Tungsten
Ganzhou Haichuang Tungsten Co., Ltd.	Vietnam	Tungsten
Ganzhou Huaxing Tungsten Products Co., Ltd.	China	Tungsten
Ganzhou Seadragon W & Mo Co., Ltd.	JAPAN	Tungsten
Ganzhou Seadragon W & Mo Co., Ltd.	UNITED STATES OF AMERICA	Tungsten
Global Tungsten & Powders Corp.	AUSTRIA	Tungsten
Hunan Chunchang Nonferrous Metals Co., Ltd.	JAPAN	Tungsten
Hunan Litian Tungsten Industry Co., Ltd.	CHINA	Tungsten
Japan New Metals Co., Ltd.	RUSSIAN FEDERATION	Tungsten
South-East Nonferrous Metal Company Limited of Hengyang City	CHINA	Tungsten

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995.  Words such as “expects,” “future,” “plans,” and “intends,” and similar expressions are used to identify these forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact.  Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate.  Risks that may cause these forward-looking statements to be inaccurate include: failure to carry out these plans in a timely manner or at all; lack of cooperation or progress by our suppliers, their respective suppliers and smelters; or lack of progress by smelter or refiner validation programs for conflict minerals (including the possibility of inaccurate information, fraud and other irregularities).  These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict.  Actual outcomes and results may differ materially from these forward-looking statements.  As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.